[GRAPHIC OMITTED]
POWELL                                                  Atlanta   -   Washington
GOLDSTEIN LLP


                                                      RESIDENT IN ATLANTA OFFICE
                                                    DIRECT DIAL:  (404) 572-6987
                                                             ESTUART@POGOLAW.COM

                                 August 29, 2005


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Daniel F. Duchovny

     Re:  Cherokee Banking Company
          Preliminary Schedule 14A
          Filed July 1, 2005
          File No. 000-30511

          Schedule 13E-3
          Filed July 1, 2005
          File No. 005-60899

Ladies and Gentlemen:

     On behalf of our client, Cherokee Banking Company ("Cherokee" or the "Company"), we are responding to the comments received from your office by letter dated July 29, 2005 with respect to the above-referenced Schedule 13E-3 and Schedule 14A. We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Schedule 14A. All page references (excluding those in the headings and the staff's comments) refer to pages of the marked copy of Amendment No. 1 to the Schedule 13E-3 or Schedule 14A, as applicable, which are being filed concurrently and reflect the Company's responses to your comments.

Schedule 13E-3
--------------
Signatures
----------

1. Please revise signatures page of the filing to include signatures for Cherokee Banking Company and Cherokee Interim Corp.

     THE SIGNATURES PAGE OF THE SCHEDULE 13E-3 HAS BEEN REVISED TO INCLUDE SIGNATURES FOR CHEROKEE BANKING COMPANY AND CHEROKEE INTERIM CORP.




  One Atlantic Center  -  Fourteenth Floor  -  1201 West Peachtree Street, NW
       Atlanta, GA 30309-3488  -  Tel: 404.572.6600  -  Fax: 404.572.6999
                                www.pogolaw.com

POWELL                                        Securities and Exchange Commission
GOLDSTEIN                                                        August 29, 2005
                                                                          Page 2


Introduction
------------

2. We note that Mr. Moreau is included as an affiliate and filing person on page 21 of your proxy statement but is not shown as a filing person on the cover or the signature page of this schedule. Please revise this schedule to include Mr. Moreau as a filing person.

     WE REVISED THE SCHEDULE 13E-3 TO INCLUDE MR. MOREAU AS A FILING PERSON.

3. Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment.

     WE REVISED THE SCHEDULE 13E-3 AND PROXY STATEMENT TO INCLUDE ALL SUCH INFORMATION.

4. Please note also that you must include the information required by Items 3, 5, 6, 10 and 11 of Schedule 13E-3 with respect to each executive officer and director of your corporation. For example, it is unclear whether you have provided all of this information with respect to Mr. Moreau. We note from pages 41-42 that he is an officer of the company. See General Instruction C to Schedule 13E-3.

     WE HAVE REVISED THE SCHEDULE 13E-3 AND THE PROXY STATEMENT TO INCLUDE ALL SUCH INFORMATION. PLEASE NOTE THAT MR. MOREAU IS NEITHER AN OFFICER NOR A DIRECTOR OF CHEROKEE BANKING COMPANY; HOWEVER, HE IS AN OFFICER AND DIRECTOR OF CHEROKEE BANK, N.A. (THE "BANK").

Exhibits
--------

5. We note you intend to finance the payment to security holders and the expenses of this transaction with the proceeds from an offering of trust preferred securities. Please file the documents relating to that offering as exhibits when they are available. Refer to Item 1016(b) of Regulation M-A.

     WE WILL AMEND THE SCHEDULE 13E-3 AND FILE THE DOCUMENTS RELATING TO THE TRUST PREFERRED SECURITIES WHEN SUCH DOCUMENTS ARE AVAILABLE.

Preliminary Schedule 14A
------------------------
General
-------

6.     Please fill in the blanks in your proxy statement.

     WE WILL FILL IN ALL BLANKS PRIOR TO FILING THE DEFINITIVE PROXY STATEMENT. THE BOARD OF DIRECTORS HAS NOT YET SET THE RECORD DATE AND THE DATE OF THE SPECIAL MEETING.

POWELL                                        Securities and Exchange Commission
GOLDSTEIN                                                        August 29, 2005
                                                                          Page 3


Important Notices
-----------------

7. Please delete the last sentence of the second paragraph of this section. Security holders are entitled to use your proxy statement to make a voting decision.

     WE HAVE DELETED THE ABOVE REFERENCED SENTENCE.

Summary Term Sheet, page 1
--------------------------

8. We note that shares subject to options will be included in the aggregate number of shares held by a record holder. Please expand to clarify what this means and its impact. Does this mean that shares underlying options will be considered in the aggregate number of shares?

     THE FOURTH PARAGRAPH ON PAGE 1 OF THE SUMMARY TERM SHEET HAS BEEN EXPANDED TO CLARIFY THE MEANING AND IMPACT OF INCLUDING SHARES SUBJECT TO OPTIONS IN THE CALCULATION OF SHARES HELD FOR PURPOSES OF DETERMINING WHO WILL BE CASHED-OUT IN THE MERGER.

Special Factors
---------------
Background of the Reorganization, page 7
----------------------------------------

9. Please name the members of the Going Private Committee, disclose whether those members were independent directors, describe the duties of the committee, the scope of its authority, and the period during which it served. Did the committee consider alternative transactions such as a sale of the company? Why or why not? Did it consider alternate means of going private? Did it set the price per share to be paid? Also, clarify whether the directors who are also officers of your company participated in the meetings of the committee.

     WE HAVE ADDED THE REQUESTED INFORMATION TO PAGES 9 AND 10 OF THE PROXY STATEMENT.

10. Describe the findings or conclusions reached by your president following his evaluation of your shareholder list on March 16, 2005 and whether those findings were presented to the Going Private Committee or your board of directors.

     WE HAVE ADDED THE REQUESTED INFORMATION TO PAGE 9 OF THE PROXY STATEMENT.

11. Refer to the list at the bottom of page 8. Please explain why your common stock would have to be reclassified into two classes of preferred stock to complete a stock reclassification (second item) and why there was uncertainty regarding the regulatory approval of a stock reclassification.

     THE REQUESTED INFORMATION HAS BEEN ADDED TO PAGE 9 OF THE PROXY STATEMENT. WE HAVE CLARIFIED OUR DISCLOSURE TO INDICATE THAT FEDERAL SECURITIES LAW AND ADMINISTRATIVE CONSIDERATIONS, AS OPPOSED TO REGULATORY APPROVAL, PRESENTED ADDITIONAL ISSUES FOR OUR COMPANY IN A STOCK RECLASSIFICATION TRANSACTION.

POWELL                                        Securities and Exchange Commission
GOLDSTEIN                                                        August 29, 2005
                                                                          Page 4


12. We note that Burke Capital reviewed financial projections prepared by the company. We further note that financial projections are included on page 11 of the valuation report included as Appendix D to the proxy statement. Please include the projections and the material assumptions underlying the projections in an appropriate location in the proxy statement.

     WE HAVE REVISED THE PROXY STATEMENT TO INCLUDE THIS TABLE UNDER THE SECTION ENTITLED "TERMINAL VALUE ANALYSIS" ON PAGE 32, WHERE THE PROJECTIONS AND ASSUMPTIONS ARE DISCUSSED.

13. We note the time gaps between meetings of the committee or board of directors (May 5 to May 18 to June 15 to June 24). Please confirm that you have disclosed all background events during those periods or, if you have not, revise your disclosure to provide a complete description of the background of this transaction.

     WE HAVE DISCLOSED ALL BACKGROUND EVENTS DURING THOSE PERIODS. THERE WERE NO BOARD OF DIRECTOR OR GOING PRIVATE COMMITTEE MEETINGS BETWEEN THE DATES REFERENCED ABOVE.

14. With respect to the May 5, 2005 meeting of the Going Private Committee with Burke Capital, clarify who prepared the preliminary financial projections discussed at the meeting.

     WE HAVE REVISED THE PROXY STATEMENT ON PAGE 10 TO CLARIFY THE SOURCE OF THE PRELIMINARY FINANCIAL PROJECTIONS.

15. We note that at the May 18, 2005 board meeting, the board decided to move forward with the cash out merger, but that alternative going-private transactions were not discussed until June 15, 2005. Please explain the extent of consideration given by your board to the alternative transactions given that at the time of their discussion, the cash out merger had been in progress for almost a month.

     THE BOARD INITIALLY DISCUSSED TRANSACTION ALTERNATIVES AT ITS MARCH 16, 2005 BOARD MEETING, AS IS DESCRIBED ON PAGE 9. WE HAVE AUGMENTED OUR DISCUSSION OF THE COMMITTEE'S CONSIDERATION OF THE RECLASSIFICATION ALTERNATIVE DURING THE SPRING OF 2005 ON PAGE 9 AND CLARIFIED THAT THE COMMITTEE ALSO DISCUSSED TRANSACTION ALTERNATIVES IN ITS MEETINGS WITH BURKE CAPITAL.

16. We note the engagement of Mauldin and Jenkins to prepare pro forma financial information. Please expand to discuss their engagement in more detail. For example, when and how did the company consider this information? Further, what consideration was given to whether the information compiled or prepared by Mauldin and Jenkins should be described and provided pursuant to Item 1015 of Regulation M-A?

POWELL                                        Securities and Exchange Commission
GOLDSTEIN                                                        August 29, 2005
                                                                          Page 5


     WE HAVE REVISED THIS SECTION ON PAGE 10 TO DESCRIBE THE SCOPE OF MAULDIN AND JENKINS' ENGAGEMENT AND TO DESCRIBE HOW THE COMPANY CONSIDERED THE PRO FORMA FINANCIAL INFORMATION.

     WE DO NOT CONSIDER THE PRO FORMA FINANCIAL STATEMENTS TO BE A "REPORT, OPINION OR APPRAISAL" UNDER ITEM 1015 OF REGULATION M-A; HOWEVER, WE HAVE REVISED THE SECTION ENTITLED "PRO FORMA FINANCIAL INFORMATION" ON PAGE 52 TO CLARIFY MAULDIN AND JENKINS' ROLE IN CONNECTION WITH THE TRANSACTION.

17.  Please update the last paragraph of this section on page 10.

     WE HAVE UPDATED THE LAST PARAGRAPH OF THE "BACKGROUND OF THE
     REORGANIZATION" SECTION.

Reasons for the Reorganization, page 10
---------------------------------------

18. Please clarify how you will realize cost savings of $59,000 from audit fees given your continuing banking regulatory requirements.

     WE HAVE REVISED THIS SECTION TO CLARIFY HOW WE WILL REALIZE AN ESTIMATED COST SAVINGS OF $59,000.

Potential Disadvantages of the Reorganization, page 11
------------------------------------------------------

19. Please expand to address additional federal securities law disclosure and requirements which will be eliminated upon termination of registration as a public company, including, for example, Section 13 and Section 16 reporting by certain shareholders and the application of Regulation 14A.

     WE HAVE REVISED THIS SECTION ON PAGE 13 TO ADDRESS THE ELIMINATION OF FEDERAL SECURITIES LAW DISCLOSURE AND REQUIREMENTS UPON TERMINATION OF REGISTRATION AS A PUBLIC COMPANY.

Effects of the Reorganization on Cherokee, page 11
--------------------------------------------------

20. Please remove the brackets in the first paragraph and update your disclosure as necessary.

     WE HAVE REMOVED THE BRACKETS AND UPDATED THIS DISCLOSURE ON PAGE 13.

Pro Forma Effect of the Reorganization , page 16
------------------------------------------------

21. Please revise the table in this section to show how your historical results are affected by this transaction with footnotes, additional columns, or both.

     WE HAVE REVISED THIS SECTION BEGINNING ON PAGE 18 TO CONTAIN THE REQUESTED INFORMATION AND TO REFERENCE THE FULL PRO FORMAS WITH ADJUSTMENTS BEGINNING ON PAGE 52.

POWELL                                        Securities and Exchange Commission
GOLDSTEIN                                                        August 29, 2005
                                                                          Page 6


Recommendation of the Board of Directors, page 17
-------------------------------------------------

22. We note that the board of directors has not addressed the going concern value in its fairness determination. If the board, or any filing person, has based their fairness determination on the analysis of going concern value undertaken by Burke Capital, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. Alternatively, please ensure that each filing person discloses whether the consideration offered to unaffiliated security holders constitutes fair value in relation to the going concern value. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981).

     WE HAVE REVISED THE PROXY STATEMENT ON PAGE 21 TO MORE CLEARLY INDICATE THAT THE BOARD OF DIRECTORS DID ADDRESS THE COMPANY'S GOING CONCERN VALUE IN ITS FAIRNESS DETERMINATION. THE PROXY STATEMENT INDICATES ON PAGE 22 THAT THE BOARD ADOPTED AS ITS OWN THE ANALYSIS, FACTORS AND CONCLUSIONS SET FORTH IN THE VALUATION REPORT OF BURKE CAPITAL, WHICH IS ATTACHED TO THE PROXY STATEMENT AS APPENDIX D.
                        -----------

Opinion of Independent Financial Advisor, page 21
-------------------------------------------------

23.  Please provide the information required by Item 1015(b)(4) of Regulation
     M-A.

     WE HAVE REVISED THIS SECTION OF THE PROXY STATEMENT ON PAGE 24 TO PROVIDE THE REQUESTED INFORMATION.

24. Please revise the last sentence of the first full paragraph on page 22 to more clearly state that Burke Capital has consented to the use of its opinion and the disclosure in the proxy statement.

     WE HAVE REVISED THIS SECTION OF THE PROXY STATEMENT ON PAGE 25 TO PROVIDE THE REQUESTED DISCLOSURE.

25.  Please provide the statement required by Item 1015(c) of Regulation M-A.

     WE HAVE REVISED THIS SECTION OF THE PROXY STATEMENT ON PAGE 25 TO CONTAIN THE REQUESTED STATEMENT.

Summary of the Plan, page 24
----------------------------

26. Please explain all technical terms and abbreviations used in this section. We note, for example, "LTM Core EPS," "Core Deposit Premium," "ROAA," and "ROAE."

     WE REVISED THE PROXY STATEMENT SECTION "SUMMARY OF THE PLAN" TO EXPLAIN ALL SUCH TECHNICAL TERMS AND ABBREVIATIONS CONTAINED IN THIS SECTION.

POWELL                                        Securities and Exchange Commission
GOLDSTEIN                                                        August 29, 2005
                                                                          Page 7


Transaction Premium Analysis, page 24
-------------------------------------

27. We note the disclosure that minority shareholders in the subject transactions were paid a market premium ranging from 10% to 15%. The range does not appear to match the information in the table presented in this section. Also, explain why Burke Capital selected 12.5% as the premium rate applied to your stand-alone valuation.

     WE REVISED THIS SECTION ON PAGE 28 TO ADD THE REQUESTED DISCLOSURE.

Comparable Public Companies Analysis, page 25
---------------------------------------------

28. Please provide the data underlying the implied peer group trading multiples, as shown in the second table on page 26, and show how that information resulted in the values already disclosed. Please apply this comment to the data underlying the disclosure in the analysis of selected merger transactions.

     WE REVISED THE TABLES ASSOCIATED WITH COMPARABLE PUBLIC COMPANIES AND SELECTED MERGER TRANSACTIONS ON PAGE 29 TO PROVIDE THE DATA UNDERLYING THE IMPLIED PEER GROUP TRADING MULTIPLES AND TO SHOW HOW THAT INFORMATION RESULTED IN THE VALUES ALREADY DISCLOSED.

Dividend Discount and Terminal Value Analysis, page 29
------------------------------------------------------

29. We note the disclosure that the company has not paid dividends since its organization and has no plans to pay dividends in the future. Please explain how Burke Capital was able to perform this analysis in light of the foregoing disclosure. Was the focus of this analysis Cherokee's future cash flows rather than dividends?

     WE HAVE REVISED THIS DISCLOSURE TO INDICATE NO FUTURE DIVIDEND PAYMENTS WERE FACTORED INTO BURKE CAPITAL'S ANALYSIS.

30. Please explain how Burke Capital determined that discount rates of 16-20% and multiples of 1.5x (book value) and 13.00x (LTM Earnings) were the most appropriate indicators of value. Disclose the industry averages.

     WE HAVE REVISED THIS SECTION ON PAGE 32 TO INCLUDE THE REQUESTED
     DISCLOSURE.

31. Explain how Burke Capital reached its fairness opinion given that in each of the dividend discount analysis (with a 16% discount rate) and the analysis of selected merger transactions the

POWELL                                        Securities and Exchange Commission
GOLDSTEIN                                                        August 29, 2005
                                                                          Page 8


     results indicate a per share value higher than the consideration to be paid to cashed-out security holders.

     THE TERMINAL VALUE ANALYSIS UTILIZES THREE DISCOUNT RATES: 16%, 18% AND 20%. IT IS THE RANGE OF DISCOUNT RATES, WITH A MEDIAN OF 18%, THAT BURKE CAPITAL USED TO HELP REACH ITS FAIRNESS OPINION. A FAIRNESS OPINION IS BASED ON ALL OF THE ANALYSES AS A WHOLE AND COULD BE REACHED ON MANY VALUES WITHIN A RANGE OF VALUES. AS STATED IN THE "OVERVIEW OF THE ANALYSIS" SECTION, BURKE CAPITAL BELIEVES IT IS IMPORTANT THAT ITS ANALYSES BE CONSIDERED AS A WHOLE AND THAT SELECTING PORTIONS OF THE FACTORS AND ANALYSES WITHOUT CONSIDERING ALL FACTORS AND ANALYSES, OR ATTEMPTING TO ASCRIBE RELATIVE WEIGHTS TO SOME OR ALL SUCH FACTORS AND ANALYSES, COULD CREATE AN INCOMPLETE VIEW OF THE EVALUATION PROCESS UNDERLYING ITS OPINION.

Fairness for Shareholders Remaining Intact After Completion of the Plan, page 31
--------------------------------------------------------------------------------

32. Expand to describe the assumptions related to earnings projections provided by management. Clarify the source of the projections. We note that Mauldin and Jenkins were engaged to provide pro forma information.

     THE PRO FORMA FINANCIAL PROJECTIONS INCLUDED IN THE "FAIRNESS FOR SHAREHOLDERS REMAINING INTACT AFTER COMPLETION OF THE PLAN" WERE PREPARED BY BURKE CAPITAL, UTILIZING PROJECTIONS AND ASSUMPTIONS PROVIDED BY THE COMPANY'S MANAGEMENT, AS STATED IN THE FIRST SECTION OF THE "OPINION OF INDEPENDENT FINANCIAL ADVISOR" SECTION ON PAGE 24.

     THESE PRO FORMA FINANCIAL PROJECTIONS ARE DIFFERENT FROM THE PRO FORMA FINANCIAL STATEMENTS PROVIDED BY MAULDIN AND JENKINS, WHICH WERE ALSO PREPARED BASED ON INFORMATION AND ASSUMPTIONS PROVIDED BY MANAGEMENT.

Sources of Funds and Expenses, page 37
--------------------------------------

33. Provide the disclosure required by Item 1007(b) of Regulation M-A with respect to alternative financing arrangements.

     WE HAVE REVISED THIS SECTION OF THE PROXY STATEMENT ON PAGE 40 TO PROVIDE THE REQUESTED DISCLOSURE.

34. What consideration did the filing persons give to the terms of the trust preferred securities as compared to the common stock in making their fairness determinations? In this regard, we note that the trust preferred holder may have certain preferences.

     ALTHOUGH THE FILING PERSONS DID NOT SPECIFICALLY DISCUSS THE TERMS OF THE TRUST PREFERRED SECURITIES COMPARED TO THE COMMON STOCK IN THE CONTEXT OF MAKING THEIR FAIRNESS DETERMINATIONS, THE FILING PERSONS DISCUSSED WHY TRUST PREFERRED SECURITIES WERE THE BEST FINANCING OPTION FOR THE TRANSACTION AS DESCRIBED ON PAGE 11.

POWELL                                        Securities and Exchange Commission
GOLDSTEIN                                                        August 29, 2005
                                                                          Page 9


     ALTHOUGH TRUST PREFERRED SECURITIES HAVE PREFERENCES OVER COMMON STOCK, COMMON STOCK IS LESS SUBORDINATED TO TRUST PREFERRED SECURITIES THAN IT WOULD BE TO CORRESPONDENT BANK DEBT OR TO MOST OTHER METHODS OF FINANCING THE TRANSACTION.

Other Matters, page 46
----------------------

35. We note you have retained discretionary authority to vote proxies on matters other than the approval of the plan of reorganization, as disclosed in the second sentence of this section. Please confirm that you will use that discretionary authority in compliance with Rule 14a-4.

     WE HAVE REVISED THIS SECTION ON PAGE 49 TO INDICATE THAT DISCRETIONARY AUTHORITY WILL BE UTILIZED IN COMPLIANCE WITH RULE 14A-4.

Selected Historical Consolidated Financial Data, page 47
--------------------------------------------------------

36. If relevant, please provide the ratio of earnings to fixed charges required by Item 1010(c)(4) of Regulation M-A.

     MANAGEMENT HAS REVIEWED THE REQUIREMENTS FOR DISCLOSURE OF A RATIO OF EARNINGS TO FIXED CHARGES AND HAS DETERMINED THAT DISCLOSURE IS NOT REQUIRED BECAUSE THE COMPANY DOES NOT HAVE ANY "FIXED CHARGES" WITHIN THE MEANING OF ITEM 503(D) OF REGULATION S-K.

Other Information
-----------------

     Attached as Exhibit A to this letter is a statement from the Company
                 ---------
     acknowledging that:

          - the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

          - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

          - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                      * * *

POWELL                                        Securities and Exchange Commission
GOLDSTEIN                                                        August 29, 2005
                                                                         Page 10


     Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call Lyn Schroeder at (404) 572-6904 or Kathryn Knudson at (404) 572-6952. Our fax number is (404) 572-6999.

                                          Very truly yours,

                                          /s/ Emily R. Stuart

Enclosures
::ODMA\PCDOCS\ATL\900647\4
cc:  Mr. Dennis W. Burnette
     Kathryn L. Knudson, Esq
     Lyn Schroeder, Esq.

                                    EXHIBIT A
                                    ---------


Cherokee Banking Company (the "Company") hereby acknowledges and confirms that:

     - the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     - staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

     - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


This 22nd day of August, 2005.


                                         CHEROKEE BANKING COMPANY


                                         By:  /s/  Dennis W. Burnette
                                              ----------------------------------
                                         Dennis W. Burnette
                                         President and Chief Executive Officer

                                         CHEROKEE INTERIM CORP.


                                         By:  /s/  Dennis W. Burnette
                                              ----------------------------------
                                         Dennis W. Burnette
                                         President


                                         CHEROKEE BANKING COMPANY
                                         AFFILIATES:


                                         By:  /s/  Dennis W. Burnette
                                              ---------------------------------
                                         Dennis W. Burnette

                                         By:  /s/  William L. Early
                                              ---------------------------------
                                         William L. Early

                                         By:  /s/   Albert L. Evans
                                              ---------------------------------
                                         Albert L. Evans

                                         By:  /s/  J. Calvin Hill, Jr.
                                              ---------------------------------
                                         J. Calvin Hill, Jr.

                                         By:  /s/  Roger M. Johnson
                                              ---------------------------------
                                         Roger M. Johnson

                                         By:  /s/  J. David Keller
                                              ---------------------------------
                                         J. David Keller

                                         By:  /s/  John S. Moreau
                                              ---------------------------------
                                         John S. Moreau

                                         By:  /s/  Wanda P. Roach
                                              ---------------------------------
                                         Wanda P. Roach

                                         By:  /s/  A. R. Roberts, III
                                              ---------------------------------
                                         A. R. Roberts, III

                                         By:  /s/  Donald F. Stevens
                                              ---------------------------------
                                         Donald F. Stevens

                                         By:  /s/  Edwin I. Swords, III
                                              ---------------------------------
                                         Edwin I. Swords, III